News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	August 14, 2023

Seabridge Gold Files Second Quarter 2023 Report to Shareholders

and its Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three months period ended June 30, 2023 on SEDAR (www.sedar.com). To review these documents on the Company website, please see https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  US$150 million note/royalty financing completed with Sprott Streaming
  Substantially started activities at KSM kick into high gear
  RBC Capital Markets leads a formal process to obtain a partner for KSM
  2023 drill programs at Iskut, 3 Aces and Snowstorm are all underway
  Filing of 2022 sustainability report and inaugural climate change strategy report

Financial Results

During the three-month period ended June 30, 2023 Seabridge posted a net profit of $9.0 million ($0.11 per share) compared to a net profit of $19.1 million ($0.24 per share) for the same period in 2022. During the second quarter, Seabridge invested $47.7 million in mineral interests project spending compared to $27.2 million in the second quarter of 2022. At June 30, 2023, net working capital was $147.2 million compared to $88.4 million at December 31, 2022.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com